                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                             ----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                      JACQUES-MILLER INCOME FUND, L.P. - II
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)


                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO,
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                  JULY 19, 1999
             (Date of Event Which Requires Filing of This Statement)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                             ----------------------

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a)   [ ]
                                                                       (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                              --

         8.       SHARED VOTING POWER
                           6,744.29

         9.       SOLE DISPOSITIVE POWER
                              --

         10.      SHARED VOTING POWER
                           6,744.29

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,744.29


12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 54.39%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a)   [ ]
                                                                       (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                              --

         8.       SHARED VOTING POWER
                           6,744.29

         9.       SOLE DISPOSITIVE POWER
                              --

         10.      SHARED VOTING POWER
                           6,744.29

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,744.29


12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    Approximately 54.34%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a)   [ ]
                                                                       (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                              --

         8.       SHARED VOTING POWER
                           6,744.29

         9.       SOLE DISPOSITIVE POWER
                              --

         10.      SHARED VOTING POWER
                           6,744.29

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,744.29

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     Approximately 54.39%

14.      TYPE OF REPORTING PERSON

                  CO

                                  SCHEDULE 13D


                  This Statement (the "Statement") constitutes Amendment No. 1 to the Schedule 13D (the "Schedule") originally filed with the Securities and Exchange Commission ("Commission") on July 7, 1999, by AIMCO Properties, L.P. ("AIMCO OP"), AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"). AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

(1)      SECURITY AND SUBJECT COMPANY.

                  This Statement relates to units of limited partnership interest (the "Units") of Jacques- Miller Income Fund, L.P.-II a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222.

(2)      IDENTITY AND BACKGROUND.

                  (a)-(c), (f) The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. AIMCO Properties, L.P. is a Delaware limited partnership. AIMCO-GP, Inc. is a Delaware corporation. Apartment Investment and Management Company is a Maryland Corporation. The executive officers and directors of AIMCO and AIMCO-GP are listed on Annex I to the Schedule 13D ("Annex I"), which is incorporated herein by reference.

                  (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since July 30, 1999, AIMCO OP has purchased the following Units, as follows:

          Date                      Number of Units                    Price Per
   Unit ----                      ---------------
   --------------
 10/18/99                         1,093.65                              $         *
 12/31/99                         2,862.56                              $     95.00
  1/13/99                            35.00                              $     95.00

-------------------
* These units were purchased with other assets for one negotiated purchase price. No separate price was negotiated for the individual units.


         All of the Units purchased since July 30, 1999 were purchased out of the working capital of AIMCO OP.

(4)      PURPOSE OF TRANSACTION.

                  AIMCO OP is in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by the Partnership. The purchase of Units provides AIMCO OP with an opportunity to increase its ownership interest in the Partnership's properties.

         AIMCO OP owns the general partner and thereby control the management of the Partnership. In addition, AIMCO OP owns the manager of the residential properties. AIMCO OP currently intends that it will hold the Units acquired and the Partnership will continue its business and operations substantially as they are currently being conducted.

                  Although the Reporting Persons have no present intention to do so, they may acquire additional Units or sell Units. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the prices previously paid for the Units, and may be for cash, limited partnership interests in AIMCO OP or other consideration. The Reporting Persons also may consider selling some or all of the units previously purchased to persons not yet determined, which may include their affiliates. The Reporting Persons may also buy the Partnership's properties, although they have no present intention to do so. There can be no assurance, however, that the Reporting Persons will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period or at all.

                  The Reporting Persons do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; or any other material changes in the Partnership's structure or business. The Reporting Persons or their affiliates may loan funds to the Partnership which may be secured by the Partnership's properties. If any such loans are made, upon default of such loans, the Reporting Persons or their affiliates could seek to foreclose on the loan and related mortgage or security interest. However, the Reporting Persons expect that consistent with fiduciary obligations of the general partner of the partnership, the general partner will seek and review opportunities (including opportunities identified by the Reporting Persons) to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners.

                  The Reporting Persons have been advised that the possible future transactions the general partner of the Partnership expects to consider on behalf of the Partnership include: (1) payment of extraordinary distributions; (2) refinancing, reducing or increasing existing indebtedness of the Partnership; (3) sales of assets, individually or as part of a complete liquidation; and (4) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which such general partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which limited partners might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the Partnership and financial benefits accrue to the limited partners of the Partnership, the Reporting Persons will participate in those benefits to the extent of our ownership of Units. The Reporting Person's primary objective in acquiring Units is to generate a profit on the investment represented by those Units.

(5)      INTEREST IN SECURITIES OF THE ISSUER.

                  AIMCO OP directly owns 6,744.29 Units representing 54.39% of the outstanding Units, based on the 12,400 Units outstanding on December 31, 1999.

                  AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

                  Accordingly, for purposes of this Statement: (i) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 6,744.29Units directly owned by it; (ii) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 6,744.29 Units owned by AIMCO OP; and (iii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 6,744.29 Units directly owned by AIMCO OP.

(6) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(7)      MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Agreement of Joint Filing, dated April 10, 2000, among AIMCO OP, AIMCO-GP and AIMCO

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000
                                       AIMCO PROPERTIES, L.P.

                                       By: AIMCO-GP, INC.
                                           (General Partner)

                                       By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President

                                       AIMCO-GP, INC.

                                       By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President

                                       APARTMENT INVESTMENT
                                       AND MANAGEMENT COMPANY

                                       By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President

                                                                         ANNEX I

                             OFFICERS AND DIRECTORS

         The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), and AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of the Partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of the Partnership are Patrick J. Foye, Executive Vice President, and Martha
     L. Long, Senior Vice President and Controller. Unless otherwise indicated, the business address of each executive officer and director is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                   NAME                                         Position
                   ----                                         --------
Terry Considine............................ Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez......................... Vice Chairman, President and Director
Thomas W. Toomey........................... Chief Executive Officer
Harry G. Alcock............................ Executive Vice President and Chief Investment Officer
Joel F. Bonder............................. Executive Vice President, General Counsel and Secretary
Patrick J. Foye............................ Executive Vice President
Lance J. Graber............................ Executive Vice President-Acquisitions
Steven D. Ira.............................. Co-Founder and Executive Vice President
Paul J. McAuliffe.......................... Executive Vice President and Chief Financial Officer
Richard S. Ellwood......................... Director
J. Landis Martin........................... Director
Thomas L. Rhodes........................... Director



                   NAME                                   Principal Occupations for the Last Five Years
                   ----                                   ---------------------------------------------
Terry Considine............................ Mr. Considine has been Chairman of the Board of Directors and Chief
                                            Executive Officer of the Company since July 1994. Mr. Considine serves as Chairman and director of Asset Investors Corporation ("Asset
                                            Investors") and Commercial Assets, Inc. ("Commercial Assets"), two
                                            other public real estate investment trusts. Mr. Considine has been and remains involved as a principal in a variety of other business activities.

Peter K. Kompaniez......................... Mr. Kompaniez has been Vice Chairman of the Board of Directors since
                                            July 1994 and was appointed President in July 1997. Mr. Kompaniez has also served as Chief Operating Officer of NHP Incorporated ("NHP"),
                                            which was acquired by the Company in December 1997. From 1986 to 1993, he served as President and Chief Executive Officer of Heron Financial
                                            Corporation ("HFC"), a United States holding company for Heron
                                            International, N.V.'s real estate and related assets. While at HFC, Mr.
                                            Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the Company) and 3.1 million square feet of commercial real estate.

                   Name                                   Principal Occupations for the Last Five Years
                   ----                                   ---------------------------------------------
Thomas W. Toomey........................... Mr. Toomey served as Senior Vice President - Finance and
                                            Administration of the Company from January 1996 to March 1997, when he was promoted to Executive Vice President - Finance and Administration.
                                            Mr. Toomey served as Executive Vice President - Finance and
                                            Administration until December 1999, when he was appointed Chief
                                            Operating Officer. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as Vice President/Senior
                                            Controller and Director of Administrative Services of Lincoln Property
                                            Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                            1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. Mr. Toomey received a B.S.
                                            in Business Administration/Finance from Oregon State University.

Harry G. Alcock............................ Mr. Alcock served as a Vice President of the Company from July 1996 to October 1997, when he was promoted to Senior Vice President -
                                            Acquisitions. Mr. Alcock served as Senior Vice President - Acquisitions until October 1999, when he was promoted to Executive Vice President and
                                            Chief Investment Officer. Mr. Alcock has had responsibility for acquisition and financing activities of the Company since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and
                                            HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a
                                            Los Angeles-based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisition and development. From
                                            1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his
                                            B.S. from San Jose State University.

Joel F. Bonder............................. Mr. Bonder was appointed Executive Vice President, General Counsel and
                                            Secretary of the Company effective December 1997. Prior to joining the
                                            Company, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as Vice
                                            President and Deputy General Counsel of NHP from June 1991 to March
                                            1994 and as Associate General Counsel of NHP Incorporated from 1986 to
                                            1991. From 1983 to 1985, Mr. Bonder practiced with the Washington, D.C.
                                            law firm of Lane & Edson, P.C. and from 1979 to 1983 practiced with the
                                            Chicago law firm of Ross and Hardies. Mr. Bonder received a B.A. from the University of Rochester and a J.D. from Washington University
                                            School of Law.

Patrick J. Foye............................ Mr. Foye was appointed Executive Vice President of the Company in
                                            May 1998. He is responsible for acquisitions of partnership securities, consolidation of minority interests, and corporate and other acquisitions. Prior to joining the Company, Mr. Foye was a Merger and
                                            Acquisitions Partner in the law firm of Skadden, Arps, Slate, Meagher &
                                            Flom LLP from 1989 to 1998 and was Managing Partner of the firm's
                                            Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island Power Authority and serves as a member of the New York State Privatization Council. He received a
                                            B.A. from Fordham College and a J.D. from Fordham Law School and was
                                            Associate Editor of the Fordham Law Review.

                   Name                                   Principal Occupations for the Last Five Years
                   ----                                   ---------------------------------------------
Lance J. Graber............................ Mr. Graber was appointed Executive Vice President - Acquisitions of the Company in October 1999. His principal business function is acquisitions. Prior to joining the Company, Mr. Graber was an Associate from 1991 through 1992 and then a Vice President from 1992 through 1994 at Credit Suisse First Boston engaged in real estate financial advisory services and principal investing. He was a Director there from 1994 to
                                            May 1999, during which time he supervised a staff of seven in the making of principal investments in hotel, multi-family and assisted living properties. Mr. Graber received a B.S. and an M.B.A. from the
                                            Wharton School of the University of Pennsylvania.

Steven D. Ira.............................. Mr. Ira is a Co-Founder of the Company and has served as Executive
                                            Vice President - Property Operations of the Company since July 1994.
                                            From 1987 until July 1994, he served as President of Property Asset
                                            Management ("PAM"). Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and
                                            1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of
                                            McDermott, Stein and Ira. Mr. Ira served for several years on the
                                            National Apartment Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado
                                            Apartment Association. Mr. Ira is the sixth individual elected to the
                                            Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified Apartment Property Supervisor (CAPS) and a Certified Apartment Manager designation from the National Apartment
                                            Association, a Certified Property (CPM) designation from the National
                                            Institute of Real Estate Management (IREM) and he is a member of the
                                            Boards of Directors of the National Multi-Housing Council, the National
                                            Apartment Association and the Apartment Association of Greater
                                            Orlando. Mr. Ira received a B.S. from Metropolitan State College in
                                            1975.

Paul J. McAuliffe.......................... Mr. McAuliffe has been Executive Vice President of the Company since
                                            February 1999 and was appointed Chief Financial Officer in October
                                            1999. Prior to joining the Company, Mr. McAuliffe was Senior Managing
                                            Director of Secured Capital Corp and prior to that time had been a
                                            Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was senior member of the underwriting team that lead AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc.
                                            where he worked from 1983 to 1990. Mr. McAuliffe received a B.A. from
                                            Columbia College and an M.B.A. from University of Virginia, Darden
                                            School.

Martha L. Long............................. Ms. Long has been Senior Vice President and Controller of the Managing
                                            General Partner and AIMCO since October 1998, as a result of the acquisition of Insignia Financial Group, Inc. From June 1994 until
                                            January 1997, she was the Controller for Insignia, and was promoted to
                                            Senior Vice President - Finance and Controller in January 1997,
                                            retaining that title until October 1998. From 1988 to June 1994, Ms.
                                            Long was Senior Vice President and Controller for the First Savings
                                            Bank, FSB in Greenville, South Carolina.

                   Name                                   Principal Occupations for the Last Five Years
                   ----                                   ---------------------------------------------
Richard S. Ellwood......................... Mr. Ellwood was appointed a director of the Company in July 1994.  Mr.
12 Auldwood Lane                            Ellwood is currently Chairman of the Audit Committee and a member of
Rumson, NJ 07660                            the Compensation Committee.  Mr. Ellwood is the founder and President of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                            Ellwood had 31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch
                                            Capital Markets from 1984 to 1987; Managing Director at Warburg Paribas
                                            Becker from 1978 to 1984; general partner and then Senior Vice
                                            President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as director of Felcor Lodging Trust, Incorporated and
                                            Florida East Coast Industries, Inc.

J. Landis Martin........................... Mr. Martin was appointed a director of the Company in July 1994 and
199 Broadway                                became Chairman of the Compensation Committee on March 19, 1998.
Suite 4300                                  Mr. Martin is a member of the Audit Committee.  Mr. Martin has served
Denver, CO 80202                            as President and Chief Executive Officer of NL Industries, Inc., a
                                            manufacturer of titanium dioxide since 1987. Mr. Martin has served as
                                            Chairman of Tremont Corporation ("Tremont"), a holding company operating through its affiliates Titanium Metals Corporation ("TIMET")
                                            and NL Industries, Inc. ("NL"), since 1990 and as Chief Executive
                                            Officer and a director of Tremont since 1988. Mr. Martin has served as
                                            Chairman of TIMET, an integrated producer of titanium since 1987 and
                                            Chief Executive Officer since January, 1995. From 1990 until its acquisition by a predecessor of Halliburton Company ("Halliburton") in
                                            1994, Mr. Martin served as Chairman of the Board and Chief Executive
                                            Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of
                                            Halliburton, which is engaged in the petroleum services, hydrocarbon and engineering industries, and Crown Castle International
                                            Corporation, a communications company.

Thomas L. Rhodes........................... Mr. Rhodes was appointed a Director of the Company in July 1994 and
215 Lexington Avenue                        is currently a member of the Audit and Compensation Committees.  Mr.
4th Floor                                   Rhodes has served as the President and Director of National Review
New York, NY 10016                          magazine since November 1992, where he has also served as a Director since 1988. From 1976 to 1992, he held various positions at Goldman,
                                            Sachs & Co. and was elected a General Partner in 1986 and served as a
                                            General Partner from 1987 until November 1992. He is currently Co-
                                            Chairman of the Board, Co-Chief Executive Officer and a Director of
                                            Asset Investors and Commercial Assets. He also serves as a Director of
                                            Delphi Financial Group and its subsidiaries, Delphi International Ltd.,
                                            Oracle Reinsurance Company and The Lynde and Harry Bradley Foundation.

                                  EXHIBIT INDEX


EXHIBIT
  NO.                      DESCRIPTION
--------                   -----------
(a)                        Agreement of Joint Filing, dated April 10, 2000,
                           among AIMCO, AIMCO-GP, and AIMCO OP.